Exhibit 99.1
Liberty Interactive Corporation
Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and
Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings
December 31, 2011
(unaudited)
amounts in millions

Liberty Interactive Corporation Net Assets	$6,627
Reconciling items:
LINT put option obligations	2
LINT LLC Net Assets	$6,629
Liberty Interactive Corporation Net Earnings	$965
Reconciling items:
Unrealized gain on LINT put options	(22)
Liberty Interactive LLC Net Earnings	$943

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